Filed by Juniper Networks, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: NetScreen Technologies, Inc.
Commission File No.: 333-113033

The following article appeared in The San Jose Mecurity News on March 29, 2004. Juniper Networks does not adopt or endorse any statements or information provided by third parties in the following article and accepts no responsibility or duties with respect to the accuracy or completeness of such information or statements or for any actions taken in reliance on them.

JUNIPER NETWORKS BRANCHING OUT

SUNNYVALE COMPANY LOOKS BEYOND ITS CORE ROUTERS, AIMS FOR CISCO

By Dan Lee

Mercury News

From Scott Kriens’ point of view, Juniper Networks is perched atop the networking industry’s highest peak. Now he wants his company to claim some of the vast territory below.

The Juniper chairman and chief executive calls core routers — long the Sunnyvale company’s forte — the ''top of the mountain’’ among networking products. These machines — sold primarily to telephone companies and Internet service providers — ferry massive amounts of data at high speeds around the Internet.

Now Juniper is trying to break from its successful but narrow focus on core routers by selling a broader variety of networking gear, not just to phone companies but to governments and large businesses — lucrative markets with tens of thousands of potential customers.

Juniper’s planned purchase of computer security provider NetScreen Technologies is a major step in expanding to become a more direct challenger to Cisco Systems, the world’s largest seller of Internet switches and routers.

Much of the expansion — for the entire networking industry — will be based on a new generation of equipment that would make the Internet more reliable and secure for everything from making financial transactions and phone calls to playing video games.

’’We see a compelling opportunity for leadership,’’ Kriens said.

But can Juniper out-Cisco Cisco?

The San Jose networking leader dwarfs Juniper by almost every measure. For its 2003 fiscal year ended July 26, Cisco reported profit of $3.6 billion on sales of $18.9 billion. Juniper earned $39.2 million on sales of $701.4 million last year.

Cisco has more than 34,000 employees worldwide. Juniper has about 1,600 workers worldwide, and will add most of NetScreen’s 900 employees when the acquisition is completed in April.

John Chambers, Cisco’s charismatic chief executive, is one of the most closely watched corporate chiefs in America. Kriens, Juniper’s CEO and chairman since shortly after its founding in 1996, is praised as an effective manager. But he is also described as more reserved than Chambers and not as well-known.

Kriens, 46, who was born in Berkeley and grew up in Alameda, helped pay his own tuition at California State University-Hayward, where he studied economics, by working as an auto mechanic.

Aiming higher

Analysts call him a savvy and determined leader. In 1986, Kriens co-founded telecommunications-equipment maker StrataCom — leaving in 1996 shortly before the company was bought by Cisco. Analysts also credit him with guiding Juniper through the tech downturn that pummeled the networking industry and for now trying to take the company to the next level.

But they know Juniper is in for a fight.

Juniper must be selective in picking its battles with Cisco, said Steve Kamman, networking analyst for CIBC World Markets.

’’You don’t want to try to get into a slugging match with Cisco across the full range of its enterprise products,’’ said Kamman. He does not own Juniper shares, and CIBC has no banking business with the company.

Juniper has long chipped away at Cisco’s dominance in core routers sold to phone companies. Juniper held a 31 percent market share in core routers, compared with Cisco’s 62 percent in 2003, a gain of 5 percentage points on Cisco from the year before, according to Redwood City market research firm Dell’Oro Group.

Kriens is reluctant to talk directly about Cisco, or other competitors, but his comments reveal Juniper’s ambitions and focus.

The question of how to compete against Cisco ''is no different than asking Intel or Microsoft or Oracle how in the world they were ever going to compete with IBM,’’ he said. ''History and time tells us competitors matter a lot less than the mission, and the focus and the customers.’’

A major piece of Juniper’s strategy emerged Feb. 9 when the company announced it would pay $4 billion in stock to buy NetScreen Technologies. Juniper’s Sunnyvale neighbor specializes in products such as firewalls and virtual private networks, or VPNs. Many employees use VPNs to access corporate networks from home or other remote locations.

Analysts say Juniper will integrate NetScreen’s security features into its own equipment and will use NetScreen’s sales connections with businesses. Juniper has little experience selling to corporations.

’’This does put them even more on Cisco’s radar screen than they were before,’’ said David Willis, networking analyst for market research firm Meta Group.

’’Historically, Juniper barely touched the enterprise customer, and then only indirectly,’’ Willis said of Juniper’s sales. ''This actually gives them a direct channel to the enterprise.’’

But Juniper also has smaller rivals of its own.

’’We intend to do to Juniper what Juniper did to Cisco,’’ said Roland Acra, chief executive of Milpitas start-up Procket Networks, which also specializes in core routers. Acra spent 13 years at Cisco before joining Procket in December.

Smaller rivals must gain a technological edge on Cisco to succeed because they cannot match the networking giant’s sales and marketing clout, Acra said. Procket has about 200 employees, with about 130 of those in research and development, he said.

Look out below

If Juniper expands too far from its base of core routers, he said, it could be stretched thin and ''correspondingly lose focus against competitors like us,’’ he said.

Juniper is apparently ready to spar with Cisco on more fronts.

In a research note this month, Kamman said Juniper is developing a router code-named ''Pepsi’’ for use in corporate branch offices. (Cisco is assumed to be ''Coke.’’)

Cisco has more than 90 percent in this $1.26 billion a year market, according to Dell’Oro.

But, Kamman said, Juniper could use NetScreen’s technology and customer base to make inroads in this ''high-profit’’ area.

Juniper declined comment on the reported new router.

A notable area in which Juniper has outperformed Cisco recently is in stock price. In the past six months, shares of Juniper have gained 65 percent compared with Cisco’s 14 percent. Much of Juniper’s stock jump came after it reported fourth-quarter earnings in January that handily beat expectations.

Yet Juniper’s closing price of $25.37 Friday is far below the $243 a share hit in October 2000 before telecom spending crashed in the wake of the Internet bust.

Kriens called the downturn a time of ''brutal introspection’’ for the company.

He said the company’s ''laser focus’’ has prepared Juniper for what he predicts will be a selective recovery among networking companies. ''It’s a function of being in the right place with the right products at the right time,’’ he said.

In the meantime, observers are waiting to see just how the NetScreen deal will transform Juniper.

’’The simple fact is,’’ Kamman said, ''we won’t know for another year whether it has worked out or not.’’

About Juniper Networks, Inc.

Juniper Networks transforms the business of networking by converting a commodity — bandwidth — into a dependable, secure and highly valuable corporate asset. Founded in 1996 to meet the stringent demands of service providers, Juniper Networks is now relied upon by the world’s leading network operators, government agencies, research and education institutions, and information-intensive enterprises as the foundation for uncompromising networks. The Infranet Initiative uses Juniper Networks MINT (Model for InfraNet Transformation) as its underlying framework. Juniper Networks is headquartered in Sunnyvale, California. Additional information can be found at www.juniper.net.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws including, without limitation, statements regarding the following: the merger transaction, the timing of the closing of the transaction and the integration efforts following the closing. These forward-looking statements are subject to risks and uncertainties as well as assumptions that could cause the actual results of Juniper Networks to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the approval of the transaction by the stockholders of Juniper Networks and NetScreen; and the satisfaction of other closing conditions to the transaction. A detailed discussion of other risks and uncertainties that could cause actual results or events to differ materially from such forward-looking statements is included Juniper Networks’ and NetScreen’s most recent filings with the Securities and Exchange Commission. Juniper Networks and NetScreen undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release.

Additional Information And Where To Find It

Juniper Networks, Inc. has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Juniper Networks and NetScreen. Investors and security holders are urged to read this filing and any amendments because it contains and any amendments will contain important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by NetScreen by contacting NetScreen Investor Relations at 408-543-2100.

Juniper Networks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Juniper Networks and NetScreen in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the joint proxy statement/prospectus of Juniper Networks and NetScreen described above. Additional information regarding the directors and executive officers of Juniper Networks is also included in Juniper Networks’ proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on March 28, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000.

NetScreen and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of NetScreen and Juniper Networks in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the joint proxy statement/prospectus of Juniper Networks and NetScreen described above. Additional information regarding these directors and executive officers is also included in NetScreen’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 28, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100.

Juniper Networks is registered in the U.S. Patent and Trademark Office and in other countries as a trademark of Juniper Networks, Inc. ERX, ESP, E-series, Internet Processor, J-Protect, JUNOS, JUNOScript, JUNOSe, M5, M7i, M10, M10i, M20, M40, M40e, M160, M-series, NMC-RX, SDX, T320, T640, and T-series are trademarks of Juniper Networks, Inc.

All other trademarks, service marks, registered trademarks, or registered service marks are the property of their respective owners.

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